UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-28772

                 Form 10-QSB for Period Ended: September 30, 2003

PART - I - Registrant Information


                         BRANDAID MARKETING CORPORATION
          (Exact name of Registrant as specified in Charter)

     1715 Stickney Point Rd, Suite A-12,
     Sarasota, Florida                                              34231

     (Address of Principal Executive Offices)                   (Zip Code)

                           (941)925-8312
           Registrant's Telephone Number, including Area Code


PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25
(b), the following should be completed.

(Check box if appropriate)

X       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The report on Form 10-QSB will be filed on or before November 19, 2003.

         The Company requires more time to complete its financial report and have such report reviewed and approved by its auditors. The said information could not be assembled earlier without unreasonable cost and effort.


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Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                Paul Sloan      (941)953-6168

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               YES.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

                YES. The Company temporarily ceased operations as the result of the filing of incorrect documents with the Securities and Exchange Commission by Steven Biss, Esquire, claiming that he had control of the Company by Proxy. The issue became the subject of a law suit. Mr. Biss, and Cyberian Enterprises, Ltd. have since withdrawn their claim. The
Company is currently attempting to recommence its operations.(See SEC Filings between June 16, 2003 and the date of this filing). As a result of the foregoing, the Company had no revenues in the current quarter.

BrandAid Marketing Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated: November 14, 2003        BrandAid Marketing Corporation


                                           /s/Paul Sloan
                                           -----------------
                                           Paul Sloan, Chairman of the
                                           Board of Directors and Secretary


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